UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
RAM Energy Resources, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
75130P109000

(CUSIP Number)
Roland T. Kelly
11100 Santa Monica Blvd., 12th Floor
Los Angeles, CA 90025
(310) 914-1373
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 5, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Continued on following pages

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Jefferies & Company, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES OF COMMON STOCK	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		17,124,998

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		17,124,998

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,124,998

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES OF COMMON STOCK (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	21.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO, BD

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Jefferies Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES OF	8	SHARED VOTING POWER
COMMON STCOK
BENEFICIALLY		17,124,998

OWNED BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		0

PERSON	10	SHARED DISPOSITIVE POWER
WITH
		17,124,998

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	17,124,998

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES OF COMMON STOCK (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	21.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO, HC

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Jefferies High Yield Trading, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES OF COMMON STOCK	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,954,053

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		14,954,053

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,954,053

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES OF COMMON STOCK (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO, BD

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only). Jefferies High Yield Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES OF COMMON STOCK	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,954,053

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		14,954,053

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	14,954,053

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES OF COMMON STOCK (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO, HC

Item 1. Security and Interest
This Schedule 13D Amendment No. 3 amends the Schedule 13D filed by Jefferies & Company, Inc. (“Jefferies”), Jefferies Group, Inc. (“Jefferies Group”), Jefferies High Yield Trading, LLC (“Trading”) and Jefferies High Yield Holdings, LLC (“Holdings” and together with Jefferies, Jefferies Group, and Trading, the “Reporting Persons”) on December 10, 2007, as amended by Amendment No. 1 and Amendment No. 2 and relates to the common stock of RAM Energy Resources, Inc. (the “Issuer”), par value $0.0001 per share (the “Common Stock”), and is being filed on behalf of the Reporting Persons. The address of the principal executive offices of the Issuer is 5100 East Skelly Drive, Suite 650, Tulsa, Oklahoma 74135.
Item 2. Identity and Background
Item 3. Source and Amount of Funds or Other Consideration
Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
     (a) Amount and Percentage of Class Beneficially Owned.
     Jefferies has a service agreement with Trading, pursuant to which Trading has granted to Jefferies the power to vote or direct the vote, and to dispose or to direct the disposition of, the shares of Common Stock reported herein and held for the account of Trading, and, accordingly, Jefferies may be deemed to beneficially own the shares of Common Stock reported herein which are held for the account of Trading. Holdings is the sole owner of Trading, and, in such capacity, may be deemed to beneficially own the shares of Common Stock reported herein which are held for the account of Trading. Jefferies Group is the sole owner of Jefferies and a member of Holdings, and, in such capacities, may be deemed to beneficially own the shares of Common Stock reported herein which are held for the accounts of Jefferies and Holdings.
     Amount Beneficially Owned:
     As of the date hereof:
1.	Jefferies may be deemed to be the beneficial owner of 17,124,998 shares of Common Stock. This number consists of 2,170,945 shares of Common Stock held for its own account, and 14,954,053shares of Common Stock held for the account of Trading.

2.	Jefferies Group may be deemed to be the beneficial owner of 17,124,998 shares of Common Stock. This number consists of 2,170,945 shares of Common Stock held the account of Jefferies, and 14,954,053 shares of Common Stock held for the account of Trading.

3.	Trading may be deemed to be the beneficial owner of 14,954,053 shares of Common Stock. This number consists of 14,954,053 shares of Common Stock held for its own account.

4.	Holdings may be deemed to be the beneficial owner of 14,954,053 shares of Common Stock. This number consists of 14,954,053 shares of Common Stock held for the account of Trading.
     Percentage of Class:
     The calculations set forth in this Item 4(b) are based on 78,568,372 shares of Common Stock outstanding. This number was received from the Issuer’s Form 10-Q filed on November 5, 2008.
1.	Jefferies may be deemed to be the beneficial owner of approximately 21.8% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2.	Jefferies Group may be deemed to be the beneficial owner of approximately 21.8% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

3.	Trading may be deemed to be the beneficial owner of approximately 19% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

4.	Holdings may be deemed to be the beneficial owner of approximately 19% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.
     (b) Number of shares as to which such person has:
1.	Jefferies

Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 17,124,998
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 17,124,998

2.	Jefferies Group

Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 17,124,998
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 17,124,998

3.	Trading

Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 14,954,053
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 14,954,053

4.	Holdings

Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 14,954,053
Sole power to dispose or to direct the disposition of: 0
Shared power to dispose or to direct the disposition of: 14,954,053
     The filing of this amendment shall not be construed as an admission that Jefferies, Trading, Holdings, or Jefferies Group is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any shares not held directly for the account of each such Reporting Person covered by this Schedule 13D.
     (c) Recent Transactions
     On December 1, 2008, Trading and Jefferies purchased in the open market 23,926 and 3,474shares, respectively, of Common Stock. The weighted average purchase price per share was $0.8948.
     On December 2, 2008, Trading and Jefferies purchased in the open market 310,346 and 45,054 shares, respectively, of Common Stock. The weighted average purchase price per share was $0.8857.
     On December 3, 2008, Trading and Jefferies purchased in the open market 50,088 and 7,272 shares, respectively, of Common Stock. The weighted average purchase price per share was $0.8981.
     On December 4, 2008, Trading and Jefferies purchased in the open market 281,617 and 40,833 shares, respectively, of Common Stock. The weighted average purchase price per share was $0.8739.
     On December 5, 2008, Trading and Jefferies purchased in the open market 35,333 and 5,130 shares, respectively, of Common Stock. The weighted average purchase price per share was $0.7459.
     On December 9, 2008, Trading and Jefferies purchased in the open market 36,610 and 5,315 shares, respectively, of Common Stock. The weighted average purchase price per share was $0.73.
     (d) Not Applicable.
     (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7. Material to be Filed as Exhibits

Page 9 of 9 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: December 15, 2008	JEFFERIES & COMPANY, INC.
	By:	/s/ Roland T. Kelly
		Name:	Roland T. Kelly
		Title:	Managing Director and Associate General Counsel

JEFFERIES GROUP, INC.
	By:	/s/ Roland T. Kelly
		Name:	Roland T. Kelly
		Title:	Assistant Secretary

JEFFERIES HIGH YIELD TRADING, LLC
	By:	/s/ Robert J. Welch
		Name:	Robert J. Welch
		Title:	Chief Financial Officer

JEFFERIES HIGH YIELD HOLDING, LLC
	By:	/s/ Robert J. Welch
		Name:	Robert J. Welch
		Title:	Chief Financial Officer